

August 30, 2012

<u>Via E-mail</u>
Douglas P. Martin
Chief Executive Officer
VHGI Holdings, Inc.
777 Main Street, Suite 3100
Fort Worth, TX 76102

>   **Re: VHGI Holdings, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2011**
>   **Filed April 16, 2012**
>   **Form 8-K/A filed May 3, 2012**
>   **Form 10-Q for the Quarterly Period Ended March 31, 2012**
>   **Filed May 21, 2012**
>   **File No. 000-17520**

Dear Mr. Martin:

We have reviewed your letter dated July 19, 2012 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 29, 2012.

<u>General</u>

1.   We note that in response to several of our prior comments, you have indicated that you have revised your disclosures to address the comments. We are unable to locate the revised disclosures in your response letter or in amended filings. We will review your revised disclosures once you have included them in either your next response letter or in amended filings.

Form 10-K for the Fiscal Year Ended December 31, 2011

Acquisitions page 5

2.   We note your response to comment 1 from our letter dated May 29, 2012. We have reviewed you technical report and it does not appear that the coal reserves referenced in your filing meet the definition of a proven or probable reserve as defined in paragraph (a) of Industry Guide 7. Please revise your disclosure accordingly. Please note that the United States Securities and Exchange Commission has historically allowed the disclosure of non-reserve coal deposits. A non-reserve coal deposit is a coal bearing body that has been sufficiently sampled and analyzed in trenches, outcrops, drilling and underground workings to assume continuity between sample points, and therefore warrants further exploration stage work. However, this coal does not qualify as a commercially viable coal reserve as prescribed by Commission standards until a final comprehensive evaluation based upon unit cost per ton, recoverability, and other material factors concludes legal and economic feasibility. This material should not include inferred resources and must be presently under your control.

Form 10-Q for the Quarterly Period Ended March 31, 2012

Notes to Unaudited Condensed Consolidated Financial Statements

Note 12 – Lily Acquisition, page 17

3.   We note your response to prior comment 13 where you indicate that the minimum fair value of the preferred stock is its liquidation preference of $7 million and we have the following comments:
   • Please explain in further detail why you believe the preferred stock has a fair value of $7 million and clarify how you considered whether the liquidation preference would be collectible by the holder upon liquidation;
   • Please explain your consideration of ASC 480 in further detail and tell us why you have classified the preferred stock within stockholder's equity when you believe it is "liken unto a debt instrument;" and
   • Please tell us what consideration was given to whether the conversion feature of the preferred stock should be bifurcated from the host instrument and accounted for as a derivative pursuant to ASC 815.

4.   We note your response to prior comment 14 and have the following comments:
   • As previously requested, please describe the property and equipment assets that you purchased in greater detail;
   • Please revise your purchase price allocation to reflect the working capital assets, cash, prepaid expenses and accounts receivable you acquired;

- In light of the significance of these assets to your balance sheet, please tell us what consideration was given to the disclosure requirements of ASC 360-10-50-1;
- Also as previously requested, please refer to your compliance with ASC 805-20-25-1 and if no intangible assets were purchased, please revise your disclosures which suggest otherwise; and
- Please revise to add the ASC 805-10-50-6 disclosures in your next amendment as applicable.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant